

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2012

Via E-mail
Rex T. Clevenger
Chief Financial Officer
Universal Hospital Services, Inc.
6625 West 78th Street; Suite 300
Minneapolis, MN 55439-2604

> **Re:** **Universal Hospital Services, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Response dated September 24, 2012**
> **Filed March 22, 2012**

Dear Mr. Clevenger:

   We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Medical Equipment Outsourcing Segment – Manage & Utilize, page 41

1. We note your response to comment five from our letter dated August 15, 2012. So that we may more fully understand your response, please address the following:
   - Tell us how making this accounting change prospectively starting in the third quarter of 2012 is consistent with the guidance in ASC 250-10-45-14 and 45-16 as well as ASC 270-10-45-15 and 45-16;
   - Show us how your materiality assessment considered both quarterly and year to date trends in revenues, cost of sales and gross margin percentages for 2012 compared to 2011; and

- Please confirm that 2.3% difference in sales and 6.7% change in cost of sales for the three months ended March 31, 2012 are accurate. If they are accurate, please clarify for us how the percentages were calculated.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief